EXHIBIT 99.3

CORNERSTONE FAMILY OF CLOSED-END FUNDS
CORNERSTONE TOTAL RETURN FUND, INC.
CORNERSTONE STRATEGIC VALUE FUND, INC.
CORNERSTONE PROGRESSIVE RETURN FUND

FUND	JOINT FIDELITY BOND RULE 17G-1 GROSS ASSETS (1) 3/31/2009	INDIVIDUAL BOND	ALLOCATED PREMIUM		STAND-ALONE ANNUAL PREMIUM
Cornerstone Total Return Fund, Inc.	$19,513,537	$225,000	517		$2,000
Cornerstone Strategic Value Fund, Inc.	56,177,058	400,000	1,394		2,250
Cornerstone Progressive Return Fund	60,942,727	400,000	1,608		2,500
Total Coverage Required		$1,025,000
Actual Coverage Obtained		$1,525,000
Premium			$3,519	(2)	$6,750

____________________
(1)
In accordance with Rule 17g-1, amount of registered management investment company gross assets should be at the end of the most recent fiscal quarter prior to date of termination (April 23, 2009). Amounts above are for purposes of obtaining premium estimate.

(2)	Does not include $90 charge for optional terrorism coverage.